SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                  For the fiscal year ended December 31, 2000


                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the transition period from                       to
                               ---------------------    --------------------


Commission File Number: 0-6233


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              1ST SOURCE CORPORATION EMPLOYEES' PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             1ST SOURCE CORPORATION
                             100 N. Michigan Street
                            South Bend, Indiana 46601

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS:

         A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Ernst & Young LLP to the incorporation by reference of these financial statements into 1st Source Corporation's Form S-8 Registration Statement relating to the Plan (Reg. No. 33-8840) is set forth hereto as Exhibit 23.1.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  1ST SOURCE CORPORATION
                                  EMPLOYEES' PROFIT SHARING PLAN

                                  By the Plan Administrator:
                                  1ST SOURCE CORPORATION


Date:  June 29, 2001              /s/ Dan L. Craft
                                  ----------------------------------------------
                                  Dan L. Craft, Senior Vice President
                                  Human Resources Division

                             1st Source Corporation

                    Employees' Profit Sharing Plan and Trust

                        As of December 31, 2000 and 1999,
                    and for the year ended December 31, 2000




                                    Contents

Report of Independent Accountants ...........................................1

Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements................................................4

Schedules

Schedule of Assets Held for Investment Purposes at End of Year..............10
Schedule of Reportable Transactions.........................................11

Consent of Ernst & Young LLP......................................Exhibit 23.1

                        Report of Independent Accountants


Human Resources Committee of the Board of Directors
1st Source Corporation

We have audited the accompanying statements of net assets available for benefits of the 1st Source Corporation Employees' Profit Sharing Plan and Trust as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        s/ Ernst & Young LLP

Columbus, Ohio
June 29, 2001

         1st Source Corporation Employees' Profit Sharing Plan and Trust

                 Statements of Net Assets Available for Benefits



                                                      December 31
                                               2000                1999
                                           -------------------------------------

Assets
Cash and cash equivalents                      $    233,846        $    171,346

Investments at fair value:
    Mutual funds                                 25,798,206          23,212,191
    1st Source Corporation common stock          21,278,794          27,633,161
    1st Source Bank common trust fund             1,067,206           1,326,562
    Participant notes receivable                    585,461             539,044
                                           -------------------------------------
      Total investments                          48,729,667          52,710,958

Employer contributions receivable                 1,716,807           1,546,461
Accrued investment income                            17,099              22,533
                                           -------------------------------------

Total assets                                     50,697,419          54,451,298

Liabilities
Investment purchases payable                              -              37,995
                                           -------------------------------------
Total liabilites                                          -              37,995
                                           -------------------------------------

Net assets available for benefits              $ 50,697,419        $ 54,413,303
                                           =====================================


See accompanying notes.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000




Additions

    Investment income:
      Interest                                                  $     74,387
      Dividends                                                    1,118,502
      Capital gains                                                1,928,956
                                                           ------------------
                                                                   3,121,845
    Contributions:
      Employer                                                     1,940,984
      Employees                                                    2,636,538
                                                           ------------------
                                                                   4,577,522
                                                           ------------------
Total additions                                                    7,699,367

Deductions

    Net realized and unrealized depreciation
      in fair value of investments:                                8,252,494
    Benefits paid to participants                                  3,162,757
                                                           ------------------
Total deductions                                                  11,415,251
                                                           ------------------

Net decrease                                                      (3,715,884)

Net assets available for benefits:
    Beginning of year                                             54,413,303
                                                           ------------------

    End of year                                                 $ 50,697,419
                                                           ==================


See accompanying notes.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

                          Notes to Financial Statements

                                December 31, 2000


1. Description of the Plan

General
The 1st Source Corporation Employees' Profit Sharing Plan and Trust (the "Plan") is a defined contribution plan covering substantially all employees of 1st Source Corporation and its subsidiaries, with the exception of Trustcorp Mortgage Company, ("1st Source") who have completed one year of service in which the employee has worked 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions and Vesting
Participants are permitted to designate up to 15% of their annual pre-tax compensation as a salary reduction contribution to the Plan. Provided net profits or retained earnings are sufficient, 1st Source will match employee salary reduction contributions one hundred percent (100%) for the first four percent (4%) of compensation and fifty percent (50%) of any additional contributions up to six percent (6%) of compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers five different fund options, one of which is the 1st Source Stock Fund, which primarily consists of 1st Source Corporation common stock. 1st Source matching contributions are invested directly in the 1st Source Stock Fund.

In addition, the Human Resources Committee of the Board of Directors of 1st Source Corporation may authorize a contribution from consolidated net profits or retained earnings in excess of the minimum 401(k) matching contributions required by the Plan. This discretionary profit sharing contribution is made to the Profit Sharing Regular Account of the Plan. The Profit Sharing Regular Account is invested in a diversified portfolio of investments as directed by 1st Source. The discretionary match for 2000 was 1% of consolidated net profits of 1st Source Corporation.

Vesting of participant contributions is immediate upon contribution to the Plan. Vesting of 1st Source contributions, both the match of the employee salary reduction contributions and the discretionary profit sharing contribution is based on years of credited service. A participant is one hundred percent (100%) vested after seven years of credited service or upon reaching age 55.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

1. Description of the Plan (continued)

Contributions and Vesting (continued)
Each participant's account is credited with the participant's contribution and an allocation of (a) 1st Source's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

A Separate Low Risk Account has been established for participants who have attained the age of 59 1/2. These participants may elect each year to transfer part or all of their account balances to the separate account. Account balances are invested in short-term income investments.

Segregated accounts have also been established for participants who have attained the age of 59 1/2 and wish to retain their pro-rata shares of 1st Source Corporation common stock. Segregated accounts have also been established as a result of qualified domestic relations orders.

Participant Loans
Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans are collateralized by the participant's vested account balance and bear interest at fixed rates of 1% above 1st Source Bank's (a wholly owned subsidiary of 1st Source Corporation) prime rate. The loans are repayable over five years except for loans used to acquire or construct a participant's principal residence in which case the repayment term may exceed five years.

Payment of Benefits
On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance or periodic installments in accordance with Plan provisions. At December 31, 2000 and 1999, $1,258,762 and $3,014,289, respectively, of the net assets available for benefits at the end of the year has been allocated to participants who had effectively withdrawn from the Plan as of the end of those respective years, but had yet to receive their final distribution.

Plan Termination
Although it has not expressed any intention to do so, 1st Source Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

1. Description of the Plan (continued)

Plan Termination (continued)
The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement and the Summary Plan Description in the Employee Handbook for a more complete description of the Plan's provisions. Copies are available from the 1st Source Corporation Human Resources Division.

2. Summary of Significant Accounting Policies

Investment Valuation
Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of mutual funds and the Plan's participation in common/collective trust funds of 1st Source Bank are stated at the net asset value as reported by the funds on the last business day of the plan year. Loans to participants and short-term temporary investments are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The financial statements of the Plan are presented on the accrual basis and are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents
All short-term investments with a maturity of less than 90 days are deemed to be cash equivalents.

Reclassifications
Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

3. Investments

During 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in value by $8,252,494, including net realized gains of $539,007 as follows:

                                                                 2000
                                                      -------------------------
                                                           Net Appreciation
                                                        (Depreciation) in Fair
                                                        Value During the Year
                                                      -------------------------

   1st Source Corporation common stock                         $(7,372,504)
   Mutual funds                                                   (940,496)
   1st Source Bank common trust funds                               60,506
                                                      -------------------------
                                                               $(8,252,494)

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                                                 2000                 1999
                                                                          -------------------- -------------------
   1st Source Corporation common stock:                                         $21,278,794        $27,633,161
   1st Source Monogram Income Fund:                                               7,377,721          6,972,936
   1st Source Monogram Diversified Equity Fund:                                   6,716,899          7,673,353
   1st Source Monogram Income Equity Fund:                                        5,718,625          3,167,352
   American Century Benham Equity Fund:                                                   -          3,173,738
   Morgan Stanley Institutional International Equity Fund:                        2,915,217                  -


         1st Source Corporation Employees' Profit Sharing Plan and Trust

4. Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investment is as follows:

                                                           2000                 1999
                                                   --------------------- -------------------
Net assets:
   Cash & Cash Equivalents                             $      27,333        $      49,945
   1st Source Corporation Common Stock                    17,051,734           22,416,499
   1st Source Corporation Mutual Funds                     7,911,325            7,416,849
   1st Source Bank Employee Benefit Guaranteed
        Income Fund                                          467,561              424,586
                                                   --------------------- -------------------

Total net assets:                                       $ 25,457,953         $ 30,307,879



                                                            2000
                                                    -------------------
Changes in net assets:
   Contributions                                        $  1,542,788
   Investment income                                         660,469
   Net realized/unrealized depreciation                   (5,751,122)
   Benefits paid to participants                          (1,302,820)
   Transfers to participant directed accounts                    759
                                                    -------------------
Total changes in net assets:                             $(4,849,926)

5. Transactions with Parties-In-Interest

The Plan held the following party-in-interest investments at fair value at December 31:

                                                                          2000                 1999
                                                                  --------------------- -------------------

1st Source Corporation Common Stock                                   $ 21,278,794          $ 27,633,161
1st Source Monogram Income Fund                                          7,377,721             6,972,936
1st Source Monogram Income Equity Fund                                   5,718,625             3,167,352
1st Source Monogram Diversified Equity Fund                              6,716,899             7,676,353
1st Source Monogram Special Equity Fund                                  2,343,673             2,044,532
1st Source Bank Employee Benefit Guaranteed
        Income Fund                                                      1,067,206             1,326,562

All expenses incurred in administration of the Plan are paid by 1st Source Corporation.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 6, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

                    Schedule H, Line 4i - Schedule of Assets
                  Held for Investment Purposes at End of Year

                                December 31, 2000

                                                     EIN:            35-1068133
                                                     Plan Number:    003


                    Identity of Issue,
                    Borrower, Lessor
                    or Similar Party                    Description of Investment         Cost          Fair Value
   -----------------------------------------------------------------------------------------------------------------
   Common Stock:
*    1st Source Corporation                                 1,154,104 shares          $ 12,593,860     $ 21,278,794
                                                                                   ---------------------------------
                                                                                        12,593,860       21,278,794
   Mututal Funds:
     American Century Benham Equity Fund                      62,824 units                 589,847          588,654
     Federated Money Market Fund                             137,417 units                 137,417          137,417
     Morgan Stanley Institutional International Equity Fund  163,684 units               3,157,001        2,915,217
*    1st Source Monogram Income Fund                         751,295 units               7,533,314        7,377,721
*    1st Source Monogram Income Equity Fund                  507,420 units               5,462,867        5,718,625
*    1st Source Monogram Diversified Equity Fund             736,503 units               7,699,153        6,716,899
*    1st Source Mongram Special Equity Fund                  236,496 units               2,414,877        2,343,673
                                                                                   ---------------------------------
                                                                                        26,994,476       25,798,206

   Common Trust Funds:
*    1st Source Bank Employee Benefit Guarenteed
        Income Fund                                           50,675 units                 792,946        1,067,206
                                                                                   ---------------------------------
                                                                                           792,946        1,067,206


   Loans to Participants                               $585,461 principal amount,
                                                interest rates ranging 9.25% - 11.50%,
                                                        maturities through 2015                  -          585,461
                                                                                   ---------------------------------
                                                                                                 -          585,461

                                                                                      $ 40,381,282     $ 48,729,667
                                                                                   =================================


* Indicates party-in-interest to the Plan.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 2000


                                                   EIN:             35-1068133
                                                   Plan Number:     003


                                                           Purchases                           Sales
                                                  -------------------------------   -------------------------------
      Identity of                                   Number of     Dollar Value       Number of     Dollar Value       Net Gain
    Party Involved      Description of Asset      Transactions    of Purchase       Transactions     of Sales         or (Loss)
------------------------------------------------------------------------------------------------------------------------------------


There were no category (i), (ii), (iii) or (iv) reportable transactions during 2000.
